AUTOMATIC DATA PROCESSING, INC.
INSIDER TRADING POLICY

INTRODUCTION

The Board of Directors of ADP has adopted this policy to provide guidelines to all directors, officers, associates and consultants of ADP with respect to trading in ADP securities, as well as the securities of publicly traded companies with whom ADP has a business relationship.

This policy has been designed to prevent insider trading or even allegations of insider trading. Your strict adherence to this policy will help safeguard ADP’s reputation and will further ensure that ADP conducts its business with the highest level of integrity and in accordance with the highest ethical standards. Each ADP associate is responsible for the consequences of his or her actions. You are responsible for understanding and complying with this policy.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Cases have been successfully prosecuted against trading by individuals through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Both the U.S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”) investigate and are very effective at detecting insider trading. Both the SEC and the U.S. Department of Justice pursue insider trading violations vigorously.

SANCTIONS AND PENALTIES

Violations of the insider trading laws can result in severe civil and criminal sanctions. For example, under U.S. securities laws, individuals may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of up to three times the profit gained or loss avoided. Failure to comply with this policy may also subject you to sanctions imposed by ADP, up to and including immediate dismissal for cause, whether or not your failure to comply with this policy results in a violation of law.

PERSONS COVERED

As a director, officer, associate or consultant of ADP or its subsidiaries, this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in ADP securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in ADP securities). You are responsible for making sure that any transaction in securities covered by this policy by any of these people complies with this policy.

DEFINITION OF MATERIAL NON-PUBLIC INFORMATION

“Material non-public information” is any material information about ADP that has not yet become publicly available.

Information is “material” if a reasonable investor would likely consider it important in making a decision to buy, hold or sell securities. Any information that could reasonably be expected to affect the price of the security is material. The information may be positive or negative. Financial information is frequently material, even if it covers only part of a fiscal period or less than all of ADP’s operations, since either of these might convey enough information about ADP’s consolidated results to be considered material information. Other common examples of information that may be material include:

•information regarding sales, revenues or earnings (including projections);
•financial forecasts of any kind, including earnings estimates or changes in previously announced earnings estimates;
•significant business trends and metrics;
•significant proposed mergers, acquisitions, investments or divestitures;
•significant developments in products or services;
•gain or loss of substantial customers;
•execution or termination of significant contracts;
•financings or restructurings;
•significant unusual gains or losses;
•changes in business strategies;
•developments in significant litigation or government investigations;
•public or private debt or equity offerings;
•significant changes in senior management;
•ADP share repurchases; or
•stock splits or dividend information.

It is not possible to define all categories of material information, and you should recognize that the public, the media and the courts may use hindsight in judging what is material. Therefore, it is important to err on the safe side and assume information is material if there is any doubt.

Information is “non-public” if it is not generally known or available to the public. Information may still be non-public even though it is widely known within ADP.

Release of information to the media does not immediately mean the information has become publicly available. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb and evaluate it. Ordinarily, information about ADP should not be considered public until at least one full trading day has passed following its formal release to the market. For example, if ADP announces earnings before trading begins on a Tuesday, the first time you can buy or sell ADP securities is the opening of the market on Wednesday (assuming you are not aware of other material non-public information at that time). If, however, ADP announces earnings after trading begins that Tuesday, the first time you can buy or sell ADP securities is the opening of the market on the Thursday.

REQUIREMENTS APPLICABLE TO EVERYONE

No trading in ADP securities while aware of material non-public information

You are prohibited from engaging in any transaction in ADP securities while aware of material non-public information about ADP. It makes no difference whether or not you relied upon or used material non-public information in deciding to trade – if you are aware of material non-public information about ADP, the prohibition applies. You should avoid even the appearance of an improper transaction to preserve ADP’s reputation for adhering to the highest ethical standards of conduct.

This prohibition covers virtually all transactions in ADP securities. “Securities” includes common stock, options to purchase common stock, debt securities, preferred stock and derivative securities such as put and call options, warrants, swaps, caps and collars. Transactions in ADP securities include purchases, sales, pledges, hedges, loans and gifts of ADP securities, as well as other direct or indirect transfers of ADP securities. Certain of these transactions are addressed in more detail below and may not be permitted under this policy. This prohibition extends to trades of ADP securities in which you have any “beneficial” or other interest, or over which you exercise investment control, including:

•transactions in ADP securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you;
•transactions in ADP securities for which you act as trustee, executor or custodian; and
•transactions in any other account or investment involving in any way any ADP securities over which you exercise any direct or indirect control.

Stock Option Exercises. This prohibition does not apply to the exercise of stock options issued under ADP plans if the exercise price is paid in cash or through ADP withholding a portion of the shares underlying the options. Similarly, ADP may withhold underlying shares to satisfy tax withholding requirements. This prohibition does apply, however, to sales of the underlying stock and broker-assisted cashless exercises of options, as well as to any other market sales for the purpose of generating the cash needed to cover the costs of exercise.

Vesting of Restricted Stock or other Stock Awards. This prohibition does not apply to the automatic deduction of shares by ADP from your restricted stock or other stock award account to satisfy the minimum statutory tax withholding liability upon the vesting of restricted stock or other stock award. The prohibition does apply, however, to any open market sale of vested shares, including to satisfy tax liabilities.

10b5-1 Plans. This prohibition does not apply to trades made pursuant to a valid “10b5-1 plan” approved by ADP as described below.

Dividend Reinvestment Plan. This prohibition does not apply to purchases of ADP stock under the ADP dividend reinvestment plan that result from your reinvestment of dividends paid on ADP stock held in such plan. This prohibition does apply, however, to other purchases of ADP stock under the plan that result from additional contributions you choose to make to the dividend reinvestment plan, or to increases or decreases in your level of participation in the plan. This prohibition also applies to your sale of any ADP securities purchased pursuant to the plan.

Event-specific restricted periods may apply

Although you are always responsible for monitoring for yourself whether you possess material non-public information, from time to time ADP may decide to impose a special “restricted period” on those who are aware of particular information that ADP determines may be considered material non-public information. This kind of restricted period may be imposed in connection with a potential acquisition, a financial analyst conference, an anticipated positive or negative earnings announcement or other material development. If you are subject to the restricted period, you may not trade in any ADP securities, except pursuant to a 10b5‑1 plan previously approved by ADP, until notified that the restricted period has ended.

The Chief Legal Officer, in consultation with the Chief Executive Officer, the Chief Financial Officer and Chief Administrative Officer, will determine whether an event-specific restricted period should be imposed. The existence of an event-specific restricted period will not be generally announced. If you are covered by the event-specific restricted period, you will be notified by the Chief Legal Officer. Any person made aware of an event-specific restricted period should not disclose the existence of the restricted period to anyone else.

No trading in securities of other companies while aware of material non-public information

ADP may engage in business transactions with companies whose securities are publicly traded. These transactions may include, among other things, mergers, acquisitions, divestitures or renewal or termination of significant contracts or other arrangements. Information learned in connection with these transactions or relationships may constitute material non-public information about the other company. You are prohibited from trading in the securities of these companies while aware of material non-public information about the companies and from communicating that information to any other person for such use.

No “tipping” of material non-public information

You may not pass material non-public information about ADP or any other company on to others or otherwise make unauthorized disclosure or use of this information, regardless of whether you profit or intend to profit by the tipping, disclosure, or use. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another's trading.

Frequent trading of ADP securities is strongly discouraged

Frequent trading of ADP securities can create an appearance of wrongdoing even if the decision to trade was based solely on public information such as stock price ranges and other market events. You are strongly discouraged from trading in ADP securities for short-term trading profits. Daily or frequent trading, which can be time-consuming and distracting, is strongly discouraged. ADP reserves the right to request brokerage account statements to assure compliance with this and other provisions of the policy.

No short sales of ADP securities

You may not engage in short sales of ADP securities (sales of securities that are not then owned), including “sales against the box” (short sales not exceeding the number of shares already owned). Generally, short sales are transactions whereby a person will benefit from a decline in the price of the securities, and ADP believes it is inappropriate for a director, officer, associate or consultant to engage in these transactions with respect to ADP securities.

No trading in derivatives of ADP

You may not trade in derivatives of an ADP security, such as exchange-traded put or call options and forward transactions.

No hedging transactions

Certain forms of hedging or monetization transactions may offset a decrease, or limit your ability to profit from an increase, in the value of ADP securities you hold, enabling you to continue to own ADP securities without the full risks and rewards of ownership. ADP believes that such transactions separate the holder's interests from those of other stockholders. Therefore, you and any person acting on your behalf are prohibited from purchasing any financial instruments (such as prepaid variable forward contracts, equity swaps, collars or exchange funds) or otherwise engaging in any transactions that hedge or offset any decrease in the market value of ADP securities or limit your ability to profit from an increase in the market value of ADP securities.

No margin accounts or pledges

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in ADP securities, you are prohibited from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.

Limited use of standing orders

Standing orders should be used only for three business days. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. A standing order incorporated into a 10b5-1 plan approved by ADP is permitted.

No trading on rumors

Rumors within ADP concerning matters which, if true, would be material non-public information are deemed to constitute material non-public information for purposes of this policy. Accordingly, you should not trade on the basis of these rumors.

Material non-public information must be kept confidential

Material non-public information about ADP or its business partners is the property of ADP, and unauthorized disclosure or use of that information is prohibited. That information should be maintained in strict confidence and should be discussed, even within ADP, only with persons who have a “need to know.” You should exercise the utmost care and circumspection in dealing with information that may be material non-public information. Conversations in public places, such as hallways, elevators, restaurants and airplanes, involving information of a sensitive or confidential nature should be avoided. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. The unauthorized disclosure of information could result in serious consequences to ADP, whether or not the disclosure is made for the purpose of facilitating improper trading in securities.

Participation in electronic bulletin boards, chat rooms, blogs or websites must be consistent with this Policy

Any written or verbal statement that would be prohibited under the law or under this policy is equally prohibited if made on electronic bulletin boards, chat rooms, blogs, websites or any other form of social media, including the disclosure of material non-public information about ADP or material nonpublic information with respect to other companies that you come into possession of as a director, officer, associate or consultant of ADP.

Public disclosures should be made only by designated persons

No individuals other than specifically authorized personnel should release material information to the public or respond to inquiries from the media, analysts, investors or others outside of ADP. You should not respond to these inquiries unless expressly authorized to do so and should refer any inquiries to the Vice President, Investor Relations or the Vice President, Corporate Marketing.

Post-employment transactions may be prohibited

The portions of this policy relating to trading while in possession of material non-public information and the use or disclosure of that information continue to apply to transactions in ADP securities even after termination of employment or association with ADP. If you are aware of material non-public information about ADP when your employment or other business relationship with ADP ends, you may not trade in ADP securities or disclose the material non-public information to anyone else until that information is made public or becomes no longer material.

Exceptions

In certain limited circumstances, a transaction otherwise prohibited by this policy may be permitted if, prior to the transaction, the Chief Legal Officer determines that the transaction is not inconsistent with the purposes of this policy. The existence of a personal financial emergency does not excuse you from compliance with this policy and will not be the basis for an exception to the policy for a transaction that is inconsistent with the purposes of the policy.

ADDITIONAL REQUIREMENTS APPLICABLE TO RESTRICTED PERSONS

“Restricted Persons” are those who are at an enhanced risk of possessing material nonpublic information and who therefore must exercise greater diligence to comply with insider trading prohibitions. This group includes all members of the Board of Directors, officers and certain senior finance, legal, HR, business development, investor relations, corporate communication and management associates at corporate headquarters and in ADP’s business units, as well as any other associates in a role that makes it likely they will have involvement with material nonpublic information. This list is updated on a quarterly basis by the Chief Legal Officer in consultation with the Chief Financial Officer. You will be notified by the Chief Legal Officer if you are considered a Restricted Person under this policy.

If you are a Restricted Person that is not a director or executive officer, the procedures set forth in this section of the policy will cease to apply to your transactions in ADP securities upon the expiration of any restricted period that is applicable to your transactions at the time your employment or other relationship with ADP ends. Directors will remain Restricted Persons for a period of six months following the last day of service as a director of ADP, and executive officers will remain Restricted Persons for a period of six months following the last day of employment with ADP.

Quarterly restricted periods

No Restricted Person may engage in any transaction (including gifts) in ADP securities during a quarterly restricted period, regardless of whether they are then actually aware of material nonpublic information.

A quarterly restricted period is in effect with respect to each quarterly earnings announcement, starting on the 15th day of the third month of the applicable ADP fiscal quarter and ending when one full trading day has passed following the public announcement of ADP’s quarterly financial results. ADP has selected this period because it is the time when there is likely to be material nonpublic information about ADP that may be available to Restricted Persons.

For certain Restricted Persons designated by the Chief Legal Officer, in consultation with the Chief Executive Officer, the Chief Financial Officer and Chief Administrative Officer from time to time, the quarterly restricted period may start prior to the 15th day of the third month of the quarter.

Notwithstanding the above, a quarterly restricted period does not prohibit trading in ADP securities pursuant to a valid pre-existing 10b5-1 plan approved by ADP as described below.

Trading pre-clearance requirement for certain Restricted Persons

Certain Restricted Persons designated by the Chief Legal Officer, in consultation with the Chief Executive Officer, the Chief Financial Officer and the Chief Administrative Officer from time to time, must obtain pre-clearance by ADP’s Chief Legal Officer or, in his or her absence, ADP’s Chief Financial Officer (each an “Approving Person”) before engaging in any transaction involving ADP securities, including, but not limited to, purchases, sales, and gifts. Those Restricted Persons who are required to obtain pre-clearance will be notified from time to time by the Chief Legal Officer of the applicable pre-clearance or other procedures applicable to them. Each Approving Person should consult with the other Approving Person, or his or her designee, prior to granting pre-clearance for trades. Neither Approving Person may engage in a transaction in ADP securities unless the other Approving Person has pre-cleared the transaction.

The Approving Persons are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this policy. In certain circumstances, other associates may be asked to clear with an Approving Person all proposed transactions before initiating them. The fact that a particular intended trade has been denied pre-clearance should be treated as confidential information and should not be disclosed to any person unless authorized by the Approving Person.

If a request for pre-clearance is approved, you have three business days to effect the transaction (or, if sooner, before commencement of a quarterly or event-specific restricted period). Under no circumstance may a person trade while aware of material non-public information about ADP, even if pre-cleared. Thus, if you become aware of material nonpublic information after receiving pre-clearance, but before the trade has been executed, you must not effect the pre-cleared transaction.

ADP’s approval of any particular transaction under this pre-clearance procedure does not insulate any Restricted Person from liability under the securities laws. Under the law, the ultimate responsibility for determining whether an individual is aware of material non-public information about ADP rests with that individual in all cases.

10b5-1 PLANS

SEC Rule 10b5-1(c) of the Securities Exchange Act of 1934 permits corporate insiders to establish written trading plans (commonly referred to as “10b5-1 plans”) that can be useful in enabling insiders to plan ahead without fear that they might become exposed to material non-public information that will prevent them from trading. Where a valid 10b5-1 plan has been established at a time when the insider was not in possession of material non-public information, trades executed as specified by the plan do not violate the securities laws or this policy even if the insider is in possession of material non-public information at the time the trade is executed. Trades executed as specified by the plan are not subject to the pre-clearance requirement.

To qualify as a 10b5-1 plan for purposes of this policy, the plan must be approved in advance by the Chief Legal Officer, and you should allow at least five business days for that approval. One of the factors that the Chief Legal Officer may consider in determining whether to approve a 10b5-1 plan is compliance with ADP’s applicable minimum stock ownership guidelines. These pre-planned trading programs are available only to officers and such other ADP associates as may be designated from time to time by the Chief Executive Officer, the Chief Financial Officer and the Chief Legal Officer. For more information about how to establish a 10b5-1 plan, please contact the Chief Legal Officer. ADP reserves the right to disapprove any submitted plan, and to suspend or instruct you to terminate any plan that it has previously approved.

INQUIRIES

Any questions about this policy, its application to a proposed transaction, or the requirements of applicable laws should be directed to the Chief Legal Officer.

Effective: April 13, 2023